
November 23, 2022

Xiangyu Pei
Interim Chief Financial Officer
CBAK Energy Technology, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province
People's Republic of China, 116450

      Re: CBAK Energy Technology, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed April 15, 2022
          File No. 001-32898

Dear Xiangyu Pei:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing